UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the following sentences of the Media Release: “Additional Information: Changes to the Executive Board and senior management (PDF)” and “Further information about Credit Suisse can be found at www.credit-suisse.com”.

Media Release Zurich, 26 February, 2019

Changes to the Executive Board of Credit Suisse Group
The Board of Directors has approved a number of changes to the Executive Board that we are announcing today: They reflect the quality of the talent available at the firm and the diversity of backgrounds and experiences among our leaders. The changes which we are announcing today are effective immediately.

Lara Warner is appointed Group Chief Risk Officer (CRO), reporting to the CEO.  Lara will remain a member of the Group Executive Board where her contribution over the past three years has been outstanding in developing entirely new, industry leading compliance capabilities in an area crucial to our growth strategy.  Lara has created a modern, technology-enabled compliance organisation with cutting edge tools to identify and detect threats across our entire platform while strengthening relationships with our key regulators around the world.  Lara has significant experience and a strong track record as a senior bank executive. Between 2002 and 2015 Lara held a number of senior management positions in our Investment Bank, both in Fixed Income and Equities as well as serving as Chief Financial Officer and Chief Operating Officer of the division.

Lydie Hudson, is appointed Chief Compliance Officer (CCO) reporting to the CEO.  Lydie will join the Group Executive Board. During her 11 years with Credit Suisse, Lydie has demonstrated consistently strong business contribution and exemplary culture standards in her previous role as COO of Global Markets.  Lydie has been instrumental in reshaping our GM division, while taking an active role in promoting the advancement of Women in Finance and was recognised as a young global leader by the World Economic Forum in January 2017.

Antoinette Poschung is taking on the role of Global Head of Human Resources (HR), reporting to the CEO.  Antoinette will join the Group Executive Board.  Since joining Credit Suisse in 2008, Antoinette has played a

Media Release Zurich, 26 February, 2019

key role in talent development across the organisation as well as heading a number of HR functions for the Group.  In 2018 Antoinette’s moral and ethical leadership was recognised when she was appointed to the newly created role of independent Ombudswoman to oversee matters related to sexual harassment in the work place, ensuring a safe channel to escalate incidents and ensuring that necessary measures are implemented quickly. Prior to joining Credit Suisse, Antoinette was a member of the Executive Board of Axa-Winterthur, occupying the role of Head of Human Resources.

Peter Goerke, having significantly strengthened the HR function in the last three years, will continue to play an important role at the bank by taking on the role of Senior Advisor - New Projects, with a focus on Asia and China in particular where developing our talent base remains a key priority.  Peter joined Credit Suisse in late 2015 from Prudential plc as Group Head of Human Resources and has been a key member of the Group Executive Board during that time. He will leave the Group Executive Board.

After five years as Chief Risk Officer, Jo Oechslin has expressed his desire to take on a new type of role in the bank. He will take on a newly created position of Senior Advisor - Risk Management. He will leave the Group Executive Board. Going forward Jo will conduct specific, discrete assignments, leveraging his detailed knowledge of the bank on a broad range of topics.

Urs Rohner, Chairman of the Board of Credit Suisse said: “The contributions of Peter Goerke and Jo Oechslin have been key in driving the successful restructuring of the firm over the past three years and in shaping our Human Resources and Risk Management functions for the future. We are fortunate that we can continue to benefit from their experience and expertise in their new advisory roles.”

“We are pleased that with the appointments of Lydie Hudson and Antoinette Poschung, we have two outstanding leaders from within Credit Suisse to join the Group’s Executive Board. Lydie has proven herself as a highly skilled and dynamic manager in her former role in Global Markets and we look forward to her applying her background and knowledge as our new Chief Compliance Officer.  Antoinette has a proven track record as an exceptional Human Resources professional over many years and is ideally suited to head up our Human Resources function. The Board of Directors is also delighted that Lara Warner will take on the role of Chief Risk Officer and remain a member of the

Media Release Zurich, 26 February, 2019

Executive Board. We wish Lydie, Antoinette and Lara all the best in their new positions.”

Tidjane Thiam, Chief Executive Officer of Credit Suisse said:  “I would like to take the opportunity with these changes to thank all the members of the Group Executive Board for their work and achievements over the past three years.  Refreshing our Executive Board will ensure we continue to make progress in our journey of improvement.  Congratulations to Antoinette and Lydie for their appointments to the Group Executive Board.  I wish Peter and Jo well in their new roles going forward.”

Additional Information: Changes to the Executive Board and senior management (PDF)

Information for investors
Adam Gishen
Global Head of Investor Relations and Corporate Communications
Tel: +41 44 333 71 49
investor.relations@credit-suisse.com

Information for media
Media Relations
Credit Suisse AG
+41 844 33 88 44
media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45‘680 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com,

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use here

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Claude Jehle
Claude Jehle
Director

/s/ Federica Pisacane Rohde
Federica Pisacane Rohde
Date: February 26, 2019		Vice President